UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 000-56146

Ehave, Inc.
(Translation of Registrant’s Name Into English)

100 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

On May 9, 2023, Ehave, Inc. (the “Company”) was notified by its independent registered public accounting firm, Turner, Stone & Company, L.L.P. (“Turner”) that they were resigning. During the fiscal year ended December 31, 2021, and the quarterly periods through September 30, 2022, there were no (i) disagreements between the Company and Turner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Turner’s satisfaction, would have caused Turner to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements between the Company and Turner during the time it was the Company’s independent registered public accounting firm through the date of resignation.

The Company provided Turner with a copy of this disclosure before its filing with the SEC. The Company requested that Turner provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is attached hereto as Exhibit 16.1

New Independent Registered Public Accounting Firm

The Company’s Board of Directors appointed Heaton & Company, PLLC (“Heaton”) as its new independent registered public accounting firm, effective as of May 16, 2023. During the two most recent fiscal years and through the date of the Company’s engagement of Heaton, the Company did not consult with Heaton regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging Heaton, Heaton did not provide the Company with either written or oral advice that was an important factor considered by the Company in reaching a decision to engage Heaton as its independent accounting firm.

EXHIBIT INDEX

Exhibit No.
16.1	May 23, 2023 Letter from Turner, Stone and Company L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 23, 2023	By:	/s/ Ben Kaplan
Ben Kaplan
CEO